UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Minera Andes, Inc.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

602910101

(CUSIP Number)

Robert Ross McEwen

3rd Floor

99 George Street

Toronto, Ontario

Canada M5A 2N4

(647) 258-0395

Copy to:

George A. Hagerty, Esq.

Hogan & Hartson L.L.P.

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602910101

1.	Names of Reporting Persons Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 64,357,113 shares

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 64,357,113 shares

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,357,113 shares

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.9%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 602910101

Item 1.	Security and Issuer

This Amendment No. 4, dated February 20, 2009 (this “Fourth Amendment”), amends the original Schedule 13D, dated January 3, 2006, as previously amended (the “Schedule 13D”). The Schedule 13D relates to the common shares (“Common Shares”) of Minera Andes Inc., a corporation organized under the laws of Alberta, Canada (“Minera Andes”). Minera Andes’s principal executive offices are located at Suite A, 111 East Magnesium Road, Spokane, Washington 99208.

This Fourth Amendment is filed to report that the number of Common Shares held by Robert Ross McEwen (“McEwen”) has increased as the result of the purchase of Common Shares as described in Items 3, 4 and 5 below by McEwen. Unless amended and supplemented or restated hereby, all information previously filed remains in effect.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and supplemented to add the following:

As described in Item 4 below, on February 18, 2009, McEwen purchased 18,299,970 Common Shares at an aggregate price, in Canadian Dollars (“CAD$”), of CAD$18,299,970 (approximately US$14,528,346 based on an exchange rate of US$0.7939:CAD$1.0, the Bank of Canada noon exchange rate as of February 18, 2009).

No funds were borrowed by McEwen in connection with the purchase of the Common Shares described above.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented to add the following:

The purchase of the Common Shares reported in this Schedule 13D was made for the purpose of making an investment in Minera Andes with the intention to eventually gain control of Minera Andes. Consistent with such purpose, McEwen has had, and expects to continue to have, discussions with management of Minera Andes concerning Minera Andes and his investment in Minera Andes. McEwen may also engage in such discussions with other shareholders of Minera Andes.

McEwen purchased the 18,299,970 Common Shares pursuant to the terms of the Amended and Restated Subscription Agreement, dated as of February 17, 2009, by and between Minera Andes and McEwen (the “Subscription Agreement”).  The Subscription Agreement provides for a two-step transaction. The first step was accomplished by McEwen’s purchase of the 18,299,970 Common Shares (the “First Tranche Purchased Common Shares”) as noted above.  In the second step of the transaction, either (a) McEwen will purchase from Macquarie Bank Limited (“Macquarie “), and Macquirie will transfer and assign to McEwen, all of its right and interest in the credit facility made among Minera Andes, certain of its subsidiaries, and Macquarie and evidenced by the credit agreement, dated December 10, 2004, as amended and restated from time to time (the “Bank Facility”), including all right and interest of Macquarie in the security granted by Minera Andes and certain of its subsidiaries in favor of Macquarie, for a purchase price of

CUSIP No. 602910101

$17,500,000 (the “Bank Facility Assumption”), or (b) in the event the Bank Facility Assumption has not been completed on or prior to 5:00 p.m. (Toronto, Canada time) on Wednesday, February 25, 2009, McEwen will purchase from Minera Andes an additional 21,700,030 Common Shares at a price of CAN$1.00 per share (the “Second Tranche Purchased Common Shares”).  McEwen will have no right to purchase the Second Tranche Purchased Common Shares if the Bank Facility Assumption is consummated.

The Bank Facility Assumption is subject to McEwen reaching an agreement with Macquarie and receipt of consents from Hochschild Mining plc (“Hochschild”) and its subsidiaries, which consent to the transfer and assignment to McEwen of all of Macquarie’s right and interest in the security granted in connection with the Bank Facility.  If the Bank Facility Assumption is completed, the obligations of Minera Andes under the Bank Facility will be amended to provide that the outstanding indebtedness of Minera Andes shall be convertible into Common Shares at a conversion price equal to CAN$1.00 per share, subject to approval of Minera Andes’ shareholders (other than McEwen and his affiliates) at a meeting to be held no later than April 17, 2009 (unless otherwise agreed by McEwen and Minera Andes).  In the event that shareholder approval is not received at this time, all amounts outstanding under the Bank Facility will be due, at McEwen’s option, on the 15th Business Day following the shareholder meeting.  In the event that, prior to shareholder approval is obtained, any third party formally announces a take-over bid, plan of arrangement or similar transaction that would have the effect of causing a change of control of Minera Andes, McEwen may convert all amounts outstanding under the Bank Facility into Common Shares at a price of CAN$1.00 per share.

The Subscription Agreement provides, among other things, that following the issuance of the First Tranche Purchased Common Shares, McEwen will have the right to appoint two individuals to fill vacancies on Minera Andes’ Board of Directors (which consists of seven members).  In addition, Minera Andes agreed to use all reasonable efforts to (a) cause such appointees to be appointed as directors, (b) pass such resolutions and take other actions required in order that such appointees become members of the Board of Directors, and (c) maintain the number of members on the Board of Directors at seven.

In addition to and separate from the above transaction, McEwen may, in the future, purchase additional Common Shares or other securities of Minera Andes depending on the price of the shares and circumstances at the time such acquisitions, if any, are made. Alternatively, McEwen may at any time determine to realize on his investment in the Common Shares through the sale of all or some of the shares.  McEwen may also in the future take an active role in the management of Minera Andes.

The description of the Subscription Agreement contained herein is qualified in its entirety by reference to such agreement, which is attached to this Fourth Amendment as Exhibit 7.3.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows:

(a) McEwen is the beneficial owner of 64,357,113 Common Shares, which represents approximately 30.9% of the Common Shares (based on 208,458,821 Common Shares outstanding, which represents the sum of (i) 190,158,851, the number of Common Shares

CUSIP No. 602910101

outstanding as of February 18, 2009, as represented by Minera Andes in its Report of Foreign Issuer on Form 6-K filed with the Securities Exchange Commission on February 19, 2009, and (ii) 18,299,970, the additional shares issued pursuant to McEwen’s purchase of Common Shares on February 18, 2009).

(b) McEwen holds the sole power to vote and dispose of the 64,357,113 Common Shares that he beneficially owns.

(c) Other than the transactions described herein, McEwen has not effected any transaction in the Common Shares during the past 60 days.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 64,357,113 Common Shares that are beneficially owned by McEwen.

(e) Not applicable.

Item 6.	Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth under Item 4 above is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits
Item 7 is hereby amended to add the following: 7.3: Amended and Restated Subscription Agreement, dated as of February 17, 2009, by and between Minera Andes and McEwen.

CUSIP No. 602910101

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 20, 2009
Date
/s/ Robert Ross McEwen
Signature
Robert Ross McEwen
Name/Title